                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

          For the Month Ended                    Commission file number
            August 31, 2005                             0-14884


            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.


                          Jurisdiction of Incorporation
                                     CANADA

                     Address of principal executive offices:

                             215 REDFERN, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5

                            TELEPHONE (514) 939-3477


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F   X                          Form 40-F
                            ------                                 ------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes  _____                               No   X
                                                              -----


         If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-      N/A .



                           Total number of pages is 4

          Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).

[SAND TECHNOLOGY LOGO]              Media:                 Investor Relations:
                                    Robert Thompson
                                    SAND Technology        de Jong & Associates,
                                    pr@sand.com            sndt@dejong.org
                                    +(1) 401/862-3538      +(1) 760/943-9065



PRESS RELEASE

                SAND TECHNOLOGY RECEIVES NASDAQ DELISTING NOTICE

MONTREAL, AUGUST 4, 2005 SAND Technology, Inc. (Nasdaq: SNDT) announced today that it has been notified by The Nasdaq Stock Market, Inc. ("Nasdaq") that its Class A Common Shares will be delisted from The Nasdaq SmallCap Market at the opening of business on August 9, 2005. The delisting notice was based upon the failure of SAND's Class A Common Shares to satisfy the minimum bid price requirement of Nasdaq Marketplace Rule 4310(c)(4).

While Sand's Class A Common Shares will not be immediately eligible to trade on the OTCBB or in the "Pink Sheets," they will become eligible if a market maker applies to register in and quote the shares in accordance with SEC Rule 15c2-11 and such application is cleared. While there is no assurance that its application will be granted, SAND has been informed that at least one market maker has made such an application for the OTCBB.


ABOUT SAND TECHNOLOGY(R)

SAND's advanced analytic data management products empower users with a better understanding of their business environment through better access to their business data. SAND Searchable Archive(TM) allows organizations to cost-effectively retain data for extended periods of time while the SAND Analytic Server(TM) facilitates better business insight.

SAND Technology-based solutions include CRM analytics, financial analysis, regulatory compliance and specialized Business Intelligence applications for government and security, healthcare, telecommunications, financial services, retail and other business sectors.

SAND Technology has offices in the United States, Canada, the United Kingdom and Central Europe, and is traded on NASDAQ under the symbol SNDT. For more information, visit WWW.SAND.COM

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All Rights Reserved. SAND Technology and Nucleus are registered trademarks, and SAND Analytic Server, SAND Searchable Archive, See What's on the Horizon, ANALYTICS @ THE SPEED OF BUSINESS, and all related SAND- and Nucleus-based marks and designs, are trademarks of SAND Technology Inc.

Certain statements contained in this press release are "forward looking statements" within the meaning of the United States Securities Act of 1933 and of the United States Securities Exchange Act of 1934. The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward looking statements included in this press release are based on current expectations and on information available to SAND on the date of this press release. For a more detailed discussion of these risks and uncertainties and other business risks, see SAND's current Annual Report and SAND's reports to the Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

                              SAND TECHNOLOGY INC.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            SAND TECHNOLOGY INC.



August 4, 2005                             /s/ Arthur Ritchie
                                           -----------------------------------
                                           Arthur Ritchie
                                           Chairman of the Board, President
                                           and Chief Executive Officer